Exhibit 99.1

1. CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS – ASSETS

(€ million)	Note	June 30, 2022	December 31, 2021
Property, plant and equipment owned	B.2.	9,767	10,028
Right-of-use assets		1,875	1,948
Goodwill	B.3.	50,555	48,056
Other intangible assets	B.3.	21,978	21,407
Investments accounted for using the equity method	B.5.	710	250
Other non-current assets	B.6.	3,312	3,127
Non-current income tax assets		187	175
Deferred tax assets		4,796	4,598
Non-current assets		93,180	89,589
Inventories		9,366	8,715
Accounts receivable	B.7.	7,868	7,568
Other current assets		3,689	3,571
Current income tax assets		538	612
Cash and cash equivalents	B.9.	6,899	10,098
Current assets		28,360	30,564
Assets held for sale or exchange		286	89
TOTAL ASSETS		121,826	120,242

The accompanying notes on pages

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40
are an integral part of the condensed half-year consolidated financial statements.

2	SANOFI 2022 HALF-YEAR FINANCIAL REPORT

CONSOLIDATED BALANCE SHEETS – EQUITY AND LIABILITIES

(€ million)	Note	June 30, 2022	December 31, 2021
Equity attributable to equity holders of Sanofi		70,951	68,681
Equity attributable to non-controlling interests		353	350
Total equity	B.8.	71,304	69,031
Long-term debt	B.9.	15,942	17,123
Non-current lease liabilities		2,001	1,839
Non-current liabilities related to business combinations and to non-controlling interests	B.11.	742	577
Non-current provisions and other non-current liabilities		6,181	6,721
Non-current income tax liabilities		2,029	2,039
Deferred tax liabilities		1,550	1,617
Non-current liabilities		28,445	29,916
Accounts payable		6,558	6,180
Current liabilities related to business combinations and to non-controlling interests	B.11.	90	137
Current provisions and other current liabilities		11,675	11,217
Current income tax liabilities		443	309
Current lease liabilities		231	269
Short-term debt and current portion of long-term debt	B.9.	3,063	3,183
Current liabilities		22,060	21,295
Liabilities related to assets held for sale or exchange		17	—
TOTAL EQUITY AND LIABILITIES		121,826	120,242

The accompanying notes on pages

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are an integral part of the condensed half-year consolidated financial statements.

SANOFI 2022 HALF-YEAR FINANCIAL REPORT	3

CONSOLIDATED INCOME STATEMENTS

(€ million)	Note	June 30, 2022 (6 months)	June 30, 2021 (6 months)	(a)	December 31, 2021 (12 months)
Net sales	B.20.	19,790	17,335		37,761
Other revenues		1,005	596		1,414
Cost of sales		(6,130)	(5,542)		(12,255)
Gross profit		14,665	12,389		26,920
Research and development expenses		(3,147)	(2,663)		(5,692)
Selling and general expenses		(4,953)	(4,531)		(9,555)
Other operating income	B.15.	416	410		859
Other operating expenses	B.15.	(1,204)	(709)		(1,805)
Amortization of intangible assets	B.3.	(910)	(775)		(1,580)
Impairment of intangible assets	B.4.	(87)	(178)		(192)
Fair value remeasurement of contingent consideration	B.6. B.11.	(17)	(4)		(4)
Restructuring costs and similar items	B.16.	(792)	(343)		(820)
Other gains and losses, and litigation	B.17.	(142)	—		(5)
Operating income		3,829	3,596		8,126
Financial expenses	B.18.	(189)	(188)		(368)
Financial income	B.18.	34	28		40
Income before tax and investments accounted for using the equity method		3,674	3,436		7,798
Income tax expense	B.19.	(495)	(678)		(1,558)
Share of profit/(loss) from investments accounted for using the equity method		58	26		39
Net income		3,237	2,784		6,279
Net income attributable to non-controlling interests		53	20		56
Net income attributable to equity holders of Sanofi		3,184	2,764		6,223
Average number of shares outstanding (million)	B.8.7.	1,250.0	1,250.3		1,252.5
Average number of shares after dilution (million)	B.8.7.	1,255.3	1,255.6		1,257.9
–Basic earnings per share (in euros)		2.55	2.21		4.97
–Diluted earnings per share (in euros)		2.54	2.20		4.95

(a)Includes the impacts of the IFRIC final agenda decisions of March 2021 on the costs of configuring or customising application software used in a Software as a Service (SaaS) arrangement and of April 2021 on the attribution of benefits to periods of service, as described in Note A.2.1 to the consolidated financial statements for the year ended December 31, 2021. Those impacts were not material as of June 30, 2021.

.

The accompanying notes on pages

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to

40
are an integral part of the condensed half-year consolidated financial statements.

4	SANOFI 2022 HALF-YEAR FINANCIAL REPORT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(€ million)	Note	June 30, 2022 (6 months)	June 30, 2021 (6 months)	(a)	December 31, 2021 (12 months)
Net income		3,237	2,784		6,279
Attributable to equity holders of Sanofi		3,184	2,764		6,223
Attributable to non-controlling interests		53	20		56
Other comprehensive income:
▪Actuarial gains/(losses)	B.8.8.	1,110	309		686
▪Change in fair value of equity instruments included in financial assets and financial liabilities	B.8.8.	13	67		165
▪Tax effects	B.8.8.	(336)	(10)		(54)
Subtotal: items not subsequently reclassifiable to profit or loss (A)		787	366		797
▪Change in fair value of debt instruments included in financial assets	B.8.8.	(52)	(17)		(21)
▪Change in fair value of cash flow hedges	B.8.8.	(17)	(4)		(6)
▪Change in currency translation differences	B.8.8.	3,435	1,061		2,459
▪Tax effects	B.8.8.	97	34		78
Subtotal: items subsequently reclassifiable to profit or loss (B)		3,463	1,074		2,510
Other comprehensive income for the period, net of taxes (A+B)		4,250	1,440		3,307
Comprehensive income		7,487	4,224		9,586
Attributable to equity holders of Sanofi		7,415	4,202		9,519
Attributable to non-controlling interests		72	22		67

(a) Includes the impacts of the IFRIC final agenda decisions of March 2021 on the costs of configuring or customising application software used in a Software as a Service (SaaS) arrangement and of April 2021 on the attribution of benefits to periods of service, as described in Note A.2.1 to the consolidated financial statements for the year ended December 31, 2021. Those impacts were not material as of June 30, 2021.

The accompanying notes on pages

11
to

40
are an integral part of the condensed half-year consolidated financial statements.

SANOFI 2022 HALF-YEAR FINANCIAL REPORT	5

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share-based payments	Other compre-hensive income	Attribut-able to equity holders of Sanofi	Attribut-able to non-controlling interests	Total equity
Balance at January 1, 2020 (a)	2,508	147	(9)	51,902	3,863	645	59,056	174	59,230
Other comprehensive income for the period (a)	—	—	—	14	—	(4,001)	(3,987)	(20)	(4,007)
Net income for the period (a)	—	—	—	12,294	—	—	12,294	36	12,330
Comprehensive income for the period (a)	—	—	—	12,308	—	(4,001)	8,307	16	8,323
Dividend paid out of 2019 earnings (€3.15 per share)	—	—	—	(3,937)	—	—	(3,937)	—	(3,937)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(44)	(44)
Share repurchase program	—	—	(822)	—	—	—	(822)	—	(822)
Share-based payment plans:
▪Exercise of stock options	2	49	—	—	—	—	51	—	51
▪Issuance of restricted shares and vesting of existing restricted shares (b)	3	(3)	126	(126)	—	—	—	—	—
▪Employee share ownership plan	5	169	—	—	—	—	174	—	174
▪Value of services obtained from employees	—	—	—	—	274	—	274	—	274
▪Tax effects of the exercise of stock options	—	—	—	—	1	—	1	—	1
Other changes arising from issuance of restricted shares (c)	—	—	—	2	—	—	2	—	2
Balance at December 31, 2020	2,518	362	(705)	60,149	4,138	(3,356)	63,106	146	63,252

6	SANOFI 2022 HALF-YEAR FINANCIAL REPORT

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share-based payments	Other compre-hensive income	Attribut-able to equity holders of Sanofi	Attribut-able to non-controlling interests	Total equity
Balance at January 1, 2021 (a)	2,518	362	(705)	60,149	4,138	(3,356)	63,106	146	63,252
Other comprehensive income for the period (a)	—	—	—	366	—	1,072	1,438	2	1,440
Net income for the period (a)	—	—	—	2,764	—	—	2,764	20	2,784
Comprehensive income for the period (a)	—	—	—	3,130	—	1,072	4,202	22	4,224
Dividend paid out of 2020 earnings (€3.20 per share)	—	—	—	(4,008)	—	—	(4,008)	—	(4,008)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(41)	(41)
Share repurchase program	—	—	(140)	—	—	—	(140)	—	(140)
Share-based payment plans:
▪Exercise of stock options	—	4	—	—	—	—	4	—	4
▪Issuance of restricted shares and vesting of existing restricted shares (b)	4	(4)	148	(148)	—	—	—	—	—
▪Value of services obtained from employees	—	—	—	—	134	—	134	—	134
▪Tax effects of the exercise of stock options	—	—	—	—	18	—	18	—	18
Balance at June 30, 2021 (a)	2,522	362	(697)	59,123	4,290	(2,284)	63,316	127	63,443
Other comprehensive income for the period	—	—	—	431	—	1,427	1,858	9	1,867
Net income for the period	—	—	—	3,459	—	—	3,459	36	3,495
Comprehensive income for the period	—	—	—	3,890	—	1,427	5,317	45	5,362
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(8)	(8)
Share repurchase program	—	—	(242)	—	—	—	(242)	—	(242)
Share-based payment plans:
▪Exercise of stock options	—	7	—	—	—	—	7	—	7
▪Employee share ownership plan	5	163	—	—	—	—	168	—	168
▪Value of services obtained from employees	—	—	—	—	110	—	110	—	110
•Tax effects of the exercise of stock options	—	—	—	—	5	—	5	—	5
Other changes in non-controlling interests (d)	—	—	—	—	—	—	—	186	186
Balance at December 31, 2021	2,527	532	(939)	63,013	4,405	(857)	68,681	350	69,031

SANOFI 2022 HALF-YEAR FINANCIAL REPORT	7

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share-based payments	Other comprehensive income	Attribut-able to equity holders of Sanofi	Attribut-able to non-controlling interests	Total equity
Balance at January 1, 2022	2,527	532	(939)	63,013	4,405	(857)	68,681	350	69,031
Other comprehensive income for the period	—	—	—	787	—	3,444	4,231	19	4,250
Net income for the period	—	—	—	3,184	—	—	3,184	53	3,237
Comprehensive income for the period	—	—	—	3,971	—	3,444	7,415	72	7,487
Dividend paid out of 2021 earnings (€3.33 per share)	—	—	—	(4,168)	—	—	(4,168)	—	(4,168)
Effect of the distribution of an exceptional supplementary dividend of 58% of the shares of EUROAPI to the equity holders of Sanofi (e)	—	—	—	(793)	—	—	(793)	—	(793)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(69)	(69)
Share repurchase program (f)	—	—	(360)	—	—	—	(360)	—	(360)
Share-based payment plans:
•Exercise of stock options	1	26	—	—	—	—	27	—	27
•Issuance of restricted shares and vesting of existing restricted shares (b)	3	(3)	130	(130)	—	—	—	—	—
•Value of services obtained from employees	—	—	—	—	144	—	144	—	144
•Tax effects of the exercise of stock options	—	—	—	—	15	—	15	—	15
Other movements	—	—	—	(10)	—	—	(10)	—	(10)
Balance at June 30, 2022	2,531	555	(1,169)	61,883	4,564	2,587	70,951	353	71,304
(a)Includes the impacts of the IFRIC final agenda decisions of March 2021 on the costs of configuring or customising application software used in a Software as a Service (SaaS) arrangement and of April 2021 on the attribution of benefits to periods of service, as described in Note A.2.1 to the consolidated financial statements for the year ended December 31, 2021.
(b)This line comprises the use of existing shares to fulfill vested rights under restricted share plans.
(c)Issuance of restricted shares to former employees of the Animal Health business and the European Generics business subsequent to the date of divestment.
(d)This line comprises changes in non-controlling interests arising from divestments and acquisitions.
(e)This amount includes the valuation of the shares distributed as a dividend in kind, at a price of €14.58 per share, as of May 10, 2022 (see Note B.1.).
(f)See Note B.8.2.

The accompanying notes on pages

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are an integral part of the condensed half-year consolidated financial statements.

8	SANOFI 2022 HALF-YEAR FINANCIAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ million)	Note	June 30, 2022 (6 months)	June 30, 2021 (6 months)	(g)	December 31, 2021 (12 months)	(g)
Net income attributable to equity holders of Sanofi		3,184	2,764		6,223
Non-controlling interests		53	20		56
Share of undistributed earnings from investments accounted for using the equity method		(53)	(8)		(15)
Depreciation, amortization and impairment of property, plant and equipment, right-of-use assets and intangible assets		1,820	1,715		3,351
Gains and losses on disposals of non-current assets, net of tax (a)		(368)	(105)		(300)
Net change in deferred taxes		(404)	(138)		(356)
Net change in non-current provisions and other non-current liabilities (b)		436	(151)		(37)
Cost of employee benefits (stock options and other share-based payments)		144	134		244
Impact of the workdown of acquired inventories remeasured at fair value		3	—		4
Other profit or loss items with no cash effect on cash flows generated by operating activities (f)		52	(39)		(57)
Operating cash flow before changes in working capital		4,867	4,192		9,113
(Increase)/decrease in inventories		(1,122)	(821)		(357)
(Increase)/decrease in accounts receivable		18	751		185
Increase/(decrease) in accounts payable		111	(89)		451
Net change in other current assets and other current liabilities		(49)	694		1,130
Net cash provided by/(used in) operating activities (c)		3,825	4,727		10,522
Acquisitions of property, plant and equipment and intangible assets	B.2. - B.3.	(974)	(991)		(2,043)
Acquisitions of consolidated undertakings and investments accounted for using the equity method (d)	B.1.	(977)	(1,520)		(5,594)
Acquisitions of other equity investments		(110)	(71)		(311)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax (e)		544	299		676
Disposals of consolidated undertakings and investments accounted for using the equity method (i)		101	—		42
Net change in other non-current assets		(43)	(29)		(68)
Net cash provided by/(used in) investing activities		(1,459)	(2,312)		(7,298)
Issuance of Sanofi shares	B.8.1.	40	23		186
Dividends paid:
▪ to equity holders of Sanofi		(4,168)	(4,008)		(4,008)
▪to non-controlling interests		(69)	(41)		(48)
Additional long-term debt contracted	B.9.1.	1,497	1		—
Repayments of long-term debt	B.9.1.	(2,694)	(2,211)		(2,241)
Repayment of lease liabilities		(137)	(106)		(149)
Net change in short-term debt and other financial instruments (h)		286	(134)		(414)
Acquisitions of treasury shares	B.8.2	(360)	(140)		(382)
Net cash provided by/(used in) financing activities		(5,605)	(6,616)		(7,056)
Impact of exchange rates on cash and cash equivalents		40	8		15
Net change in cash and cash equivalents		(3,199)	(4,193)		(3,817)
Cash and cash equivalents, beginning of period		10,098	13,915		13,915
Cash and cash equivalents, end of period	B.9.	6,899	9,722		10,098
(a)Includes non-current financial assets.
(b)This line item includes contributions paid to pension funds (see Note B.12.).
(c)Of which:

	June 30, 2022 (6 months)	June 30, 2021 (6 months)	December 31, 2021 (12 months)
▪Income tax paid	(927)	(220)	(1,280)
▪Interest paid	(162)	(180)	(334)
▪Interest received	23	1	3
▪Dividends received from non-consolidated entities	—	—	2

SANOFI 2022 HALF-YEAR FINANCIAL REPORT	9

(d)This line item includes payments made in respect of contingent consideration identified and recognized as a liability in business combinations. For the six months ended June 30, 2022, it includes the net cash outflow arising from the acquisition of Amunix (see Note B.1.). For the six months ended June 30, 2021, it includes the net cash outflows on the acquisitions of Kymab, Kiadis and Tidal; and for the year ended December 31, 2021, it also includes the net cash outflows on the acquisitions of Translate Bio, Kadmon and Origimm.
(e)This line item includes proceeds from disposals of investments in consolidated entities and of other non-current financial assets, net of tax (including €34 million of deferred taxes as of June 30, 2022). For the six months ended June 30, 2022, it includes the divestment of certain non-core Consumer Healthcare and established prescription products for a selling price of €168 million before taxes. For the six months ended June 30, 2021 and the year ended December 31, 2021, it includes the divestments of two activities relating (i) to certain established prescription products, for a selling price (before taxes) of €84 million as of June 30, 2021 and €187 million as of December 31, 2021, and (ii) certain Consumer Healthcare products, for a selling price (before taxes) of €109 million as of December 31, 2021.
(f)This line item mainly comprises unrealized foreign exchange gains and losses arising on the remeasurement of monetary items in non-functional currencies and on instruments used to hedge such items.
(g)Includes the impacts of the IFRIC final agenda decisions of March 2021 on the costs of configuring or customising application software used in a Software as a Service (SaaS) arrangement and of April 2021 on the attribution of benefits to periods of service, as described in Note A.2.1 to the consolidated financial statements for the year ended December 31, 2021. Those impacts were not material as of June 30, 2021.
(h)This line item includes realized foreign exchange differences on (i) cash and cash equivalents in non-functional currencies (primarily the US dollar) and (ii) derivative instruments used to manage such cash and cash equivalents.
(i)See Note B.1.

10	SANOFI 2022 HALF-YEAR FINANCIAL REPORT

NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2022

INTRODUCTION
Sanofi, together with its subsidiaries (collectively “Sanofi”, “the Group” or “the Company”), is a global healthcare leader engaged in the research, development and marketing of therapeutic solutions focused on patient needs.
Sanofi is listed in Paris (Euronext: SAN) and New York (Nasdaq: SNY).
The condensed consolidated financial statements for the six months ended June 30, 2022 were reviewed by the Sanofi Board of Directors at the Board meeting on July 27, 2022.

A/ BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL STATEMENTS AND ACCOUNTING POLICIES

A.1. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
The half-year consolidated financial statements have been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant events and transactions of the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2021.
The accounting policies used in the preparation of the consolidated financial statements as of June 30, 2022 comply with international financial reporting standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB). IFRS as endorsed by the European Union as of June 30, 2022 are available via the following web link:
https://www.efrag.org/Endorsement.
The accounting policies applied effective January 1, 2022 are identical to those presented in the consolidated financial statements for the year ended December 31, 2021.
The following amendments are applicable from January 1, 2022, and have had no material impact: “Reference to the Conceptual Framework” (amendment to IFRS 3); “Proceeds before Intended Use” (amendment to IAS 16); “Onerous Contracts — Cost of Fulfilling a Contract” (amendment to IAS 37); and “Annual Improvements to IFRS standards 2018-2020”.
As a reminder, Sanofi adopted in its consolidated financial statements for the year ended December 31, 2021 the IFRS IC final agenda decision (published in the March 2021 IFRS IC update) clarifying how to account for costs of configuring or customising a supplier’s application software in a Software as a Service (SaaS) arrangement, which requires such costs to be recognized as an expense.

A.2. USE OF ESTIMATES
The preparation of financial statements requires management to make reasonable estimates and assumptions based on information available at the date the financial statements are finalized. Those estimates and assumptions may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and contingent liabilities as of the date of the review of the financial statements. Examples of estimates and assumptions include:
•amounts deducted from sales for projected sales returns, chargeback incentives, rebates and price reductions;
•impairment of property, plant and equipment and intangible assets;
•the valuation of goodwill and the valuation and useful life of acquired intangible assets;
•the measurement of contingent consideration receivable in connection with asset divestments and of contingent consideration payable;
•the measurement of financial assets at amortized cost;
•the amount of post-employment benefit obligations;
•the amount of liabilities or provisions for restructuring, litigation, tax risks relating to corporate income taxes, and environmental risks; and
•the amount of deferred tax assets resulting from tax losses available for carry-forward and deductible temporary differences.

Actual results could differ from these estimates.
For half-year financial reporting purposes, and as allowed under IAS 34, Sanofi has determined income tax expense on the basis of an estimate of the effective tax rate for the full financial year. That rate is applied to business operating income plus financial income and minus

SANOFI 2022 HALF-YEAR FINANCIAL REPORT	11

financial expenses, and before (i) the share of profit/loss of investments accounted for using the equity method and (ii) net income attributable to non-controlling interests. The estimated full-year effective tax rate is based on the tax rates that will be applicable to projected pre-tax profits or losses arising in the various tax jurisdictions in which Sanofi operates.

A.3. SEASONAL TRENDS
Sanofi’s activities are not subject to significant seasonal fluctuations.

A.4. CONSOLIDATION AND FOREIGN CURRENCY TRANSLATION OF THE FINANCIAL STATEMENTS OF SUBSIDIARIES IN HYPERINFLATIONARY ECONOMIES
In 2022, Sanofi continues to account for subsidiaries in Venezuela using the full consolidation method, on the basis that the criteria for control as specified in IFRS 10 (Consolidated Financial Statements) are still met. In 2018, following a change to the foreign exchange system, the “DICOM” rate was replaced by the “PETRO” rate (with a floating US dollar/bolivar parity) and the strong bolivar (“VEF”) by a new currency known as the sovereign bolivar (“VES”), reflecting a 1-for-100,000 devaluation. Consequently, the contribution of the Venezuelan subsidiaries to the Sanofi consolidated financial statements is immaterial.
In Argentina, the cumulative rate of inflation over the last three years is in excess of 100%, based on a combination of indices used to measure inflation in that country. Consequently, Sanofi has since July 1, 2018 treated Argentina as a hyperinflationary economy, and applied IAS 29. The impact on the financial statements of adjustments required for the application of IAS 29 in respect of Argentina as of June 30, 2022 is immaterial.
Since the beginning of 2021, inflation in Turkey has increased significantly and the cumulative inflation rate over the past three years has been above 100% since the end of February 2022. Qualitative indicators following the deterioration of the economic situation and exchange controls, also support the consensus conclusion that Turkey is a hyperinflationary country from 2022. Consequently, restatements have been made retroactively to 2022 figures, in accordance with IAS 29. The impact of those restatements is not material at Sanofi group level.

A.5. FAIR VALUE OF FINANCIAL INSTRUMENTS
Under IFRS 13 (Fair Value Measurement) and IFRS 7 (Financial Instruments: Disclosures), fair value measurements must be classified using a hierarchy based on the inputs used to measure the fair value of the instrument. This hierarchy has three levels:
•Level 1: quoted prices in active markets for identical assets or liabilities (without modification or repackaging);
•Level 2: quoted prices in active markets for similar assets or liabilities, or valuation techniques in which all important inputs are derived from observable market data;
•Level 3: valuation techniques in which not all important inputs are derived from observable market data.

The table below shows the disclosures required under IFRS 7 relating to the measurement principles applied to financial instruments.

12	SANOFI 2022 HALF-YEAR FINANCIAL REPORT

Note	Type of financial instrument	Measurement principle	Level in fair value hierarchy	Valuation technique	Method used to determine fair value
						Market data
					Valuation model	Exchange rate	Interest rate	Volatilities
B.6.	Financial assets measured at fair value (quoted equity instruments)	Fair value	1	Market value	Quoted market price	N/A
B.6.	Financial assets measured at fair value (quoted debt instruments)	Fair value	1	Market value	Quoted market price	N/A
B.6.	Financial assets measured at fair value (unquoted equity instruments)	Fair value	3	Amortized cost/ Peer comparison (primarily)	If cost ceases to be a representative measure of fair value, an internal valuation based primarily on peer comparison is used.
B.6.	Financial assets at fair value (contingent consideration receivable)	Fair value	3	Revenue-based approach	The fair value of contingent consideration receivable is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note D.7.3. to the consolidated financial statements for the year ended December 31, 2021.

B.6.	Long-term loans and advances and other non-current receivables	Amortized cost	N/A	N/A	The amortized cost of long-term loans and advances and other non-current receivables at the end of the reporting period is not materially different from their fair value.
B.6.	Financial assets designated at fair value held to meet obligations under deferred compensation plans	Fair value	1	Market value	Quoted market price	N/A
B.9.	Investments in mutual funds	Fair value	1	Market value	Net asset value	N/A
B.9.	Negotiable debt instruments, commercial paper, instant access deposits and term deposits	Amortized cost	N/A	N/A	Because these instruments have a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as disclosed in the notes to the consolidated financial statements.
B.9.	Debt	Amortized cost (a)	N/A	N/A
In the case of debt with a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as reported in the notes to the consolidated financial statements.
For debt with a maturity of more than 3 months, fair value as reported in the notes to the consolidated financial statements is determined either by reference to quoted market prices at the end of the reporting period (quoted instruments) or by discounting the future cash flows based on observable market data at the end of the reporting period (unquoted instruments).

B.9.	Lease liabilities	Amortized cost	N/A	N/A	Future lease payments are discounted using the incremental borrowing rate.
B.10.	Forward currency contracts	Fair value	2		Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market > 1 year: Mid Zero Coupon	N/A
B.10.	Interest rate swaps	Fair value	2	Revenue-based approach	Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and LIFFE interest rate futures > 1 year: Mid Zero Coupon	N/A
B.10.	Cross-currency swaps	Fair value	2		Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and LIFFE interest rate futures > 1 year: Mid Zero Coupon	N/A
B.11.	Liabilities related to business combinations and to non-controlling interests	Fair value	3	Revenue-based approach	Under IAS 32, contingent consideration payable in a business combination is a financial liability. The fair value of such liabilities is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note B.11.
(a)In the case of debt designated as a hedged item in a fair value hedging relationship, the carrying amount in the consolidated balance sheet includes changes in fair value attributable to the hedged risk(s).

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A.6. NEW PRONOUNCEMENTS ISSUED BY THE IASB AND APPLICABLE FROM JULY 2021 OR LATER
On February 12, 2021, the IASB issued an amendment to IAS 1 concerning accounting policy disclosures, and an amendment to IAS 8 concerning the definition of accounting estimates. On May 7, 2021, the IASB issued an amendment to IAS 12 concerning deferred tax related to assets and liabilities arising from a single transaction. Sanofi does not expect any material impact from the application of these two amendments, which are effective (subject to endorsement by the European Union) as of January 1, 2023. Sanofi will not early adopt these amendments.

A.7. AGREEMENTS RELATING TO THE RECOMBINANT COVID-19 VACCINE CANDIDATE DEVELOPED BY SANOFI IN COLLABORATION WITH GSK
On May 27, 2021, Sanofi and GlaxoSmithKline (GSK) initiated an international Phase III trial to evaluate the efficacy of their COVID-19 vaccine candidate.
On December 15, 2021, Sanofi and GSK announced positive preliminary data on their COVID-19 booster vaccine candidate and indicated that their Phase III trial was to continue, based on recommendations from an independent monitoring board.
On February 23, 2022, Sanofi and GSK announced their intention to submit data from both their first-generation booster and Phase III efficacy trials as the basis for regulatory applications for a COVID-19 vaccine.
On June 13, 2022, Sanofi and GSK announced positive data from two clinical trials conducted with their next-generation COVID-19 booster vaccine candidate, demonstrating a strong immune response against COVID-19 variants of concern with a favorable safety and tolerability profile.
On June 24, 2022, Sanofi and GSK announced positive data from a trial of their next-generation COVID-19 booster vaccine candidate in the context of high circulation of the Omicron variant.
Sanofi and GSK have developed their next-generation booster candidate in parallel with ongoing regulatory reviews of their first-generation vaccine candidate. All the data supporting this next-generation booster vaccine will be submitted shortly to regulatory authorities, with the aim of making the vaccine available later this year.
As of June 30, 2022, those new stages in the development of the vaccine candidate have not altered substantially the funding commitments made by the United States during 2020, or the pre-orders placed by Canada, the United Kingdom or the European Union (see Note A.7. to the consolidated financial statements for the year ended December 31, 2021).
Sanofi has recognized the US government funding received as a deduction from the research and development expenses incurred, or from the acquisition cost of the property, plant and equipment acquired, in accordance with IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance).
The amount of government aid received from the US federal government and BARDA that was recognized as a deduction from development expenses was €215 million in the six months ended June 30, 2022, and €147 million in the year ended December 31, 2021.
Sanofi did not receive any further amounts during the first half of 2022 in respect of pre-order contracts entered into with Canada, the United Kingdom or the European Union.

A.8. Effects of climate change
Risks associated with climate change as assessed to date, and the commitments made by Sanofi on carbon neutrality and cutting greenhouse gas emissions, do not have a material impact on the financial statements.

A.9. War in Ukraine
The conflict triggered by the Russian invasion of Ukraine on February 24, 2022 has had no material direct or indirect impact on the financial statements for the six months ended June 30, 2022. Sanofi will continue to monitor the situation during the second half of 2022, and will update its estimates and assumptions accordingly. At this stage, Sanofi does not expect a material impact on its direct or indirect financial flows linked to its operations in Russia and Ukraine.

14	SANOFI 2022 HALF-YEAR FINANCIAL REPORT

B/ SIGNIFICANT INFORMATION FOR THE FIRST HALF OF 2022

B.1. PRINCIPAL CHANGES IN SCOPE OF CONSOLIDATION IN THE PERIOD AND AMENDMENTS TO PRINCIPAL AGREEMENTS

B.1.1. Principal changes in scope of consolidation
Acquisition of Amunix Pharmaceuticals, Inc.
On February 8, 2022, Sanofi acquired the entire share capital of the immuno-oncology company Amunix Pharmaceuticals, Inc. (Amunix), thereby gaining access to Amunix’s innovative ProXTENTM technology and a promising pipeline of immunotherapies.
The acquisition price of Amunix comprises a fixed payment of €970 million, plus contingent consideration in the form of milestone payments based on attainment of certain future development objectives of up to $225 million, the fair value of which as of the acquisition date was €156 million. In accordance with IFRS 3, this contingent purchase consideration was recognized in Liabilities related to business combinations and non-controlling interests (see Note B.11.).
The provisional purchase price allocation led to the recognition of €612 million of goodwill, determined as follows:

(€ million)	Fair value at acquisition date
Other intangible assets	493
Other current and non-current assets and liabilities	(13)
Cash and cash equivalents	118
Deferred taxes, net	(84)
Net assets of Amunix	514
Goodwill	612
Purchase price	1,126
“Other intangible assets” comprise ProXTENTM, an innovative universal protease-releasable masking technology platform for the discovery and development of transformative cytokine therapies and T-cell engager (TCE) immunotherapies for patients with cancer.
Goodwill mainly represents the value of Amunix’s upstream research and development pipeline of immuno-oncology therapies based on next-generation conditionally activated biologics, especially when combined with Sanofi’s existing oncology portfolio.
The goodwill generated on this acquisition does not give rise to any deduction for income tax purposes.
Amunix has no commercial operations, and has made a negative contribution of €66 million to Sanofi’s consolidated net income since the acquisition date.
Acquisition-related costs were recognized in profit or loss during 2021, primarily within the line item Other operating expenses; the amount involved was immaterial.
The impact of this acquisition as reflected within the line item Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statement of cash flows is a cash outflow of €852 million.

EUROAPI - Loss of control and accounting implications
On March 17, 2022, the Sanofi Board of Directors approved a decision to put to a shareholder vote the proposed distribution in kind of approximately 58% of the share capital of EUROAPI, thereby confirming Sanofi’s commitment (announced in February 2020) to discontinue its active pharmaceutical ingredient operations. As part of the same corporate action and on the same date, Sanofi entered into an investment agreement with EPIC BPIFrance, which undertook to acquire from Sanofi - via the French Tech Souveraineté fund - a 12% equity interest in EUROAPI at a price not exceeding €150 million and to be determined on the basis of the volume weighted average price (VWAP) of EUROAPI shares on the Euronext Paris regulated market over the thirty-day period starting from the date of initial listing, i.e. May 6, 2022. On completion of those transactions, Sanofi holds an equity interest of 30.1% in EUROAPI, which it has undertaken to retain for at least two years from the date of the distribution, subject to the customary exceptions. With effect from that date, Sanofi exercises significant influence over EUROAPI as a result of (i) its equity interest, and (ii) having one representative on the EUROAPI Board of Directors.
On May 3, 2022, the General Meeting of Sanofi shareholders approved the decision of the Board of Directors to distribute approximately 58% of the share capital of EUROAPI in the form of an exceptional dividend in kind.
On May 10, 2022, the payment date of the dividend in kind in the days following the admission to listing of EUROAPI shares, those Sanofi shareholders who had retained their Sanofi shares received 1 EUROAPI share per 23 Sanofi shares, representing in total 57.88% of the share capital of EUROAPI. As of that date, Sanofi lost control over the EUROAPI entities, based on an assessment of the criteria specified in IFRS 10 (“Consolidated financial statements”). The assets and liabilities of EUROAPI, which since March 17, 2022 had been presented as assets and liabilities held for sale within the Sanofi statement of financial position in accordance with IFRS 5 (“Non-Current Assets Held for Sale”), were deconsolidated. In addition, because EUROAPI operations do not constitute a discontinued operation under IFRS 5, the

SANOFI 2022 HALF-YEAR FINANCIAL REPORT	15

contribution from EUROAPI has not been presented within separate line items in the income statement and statement of cash flows or in information for prior comparative periods. The contribution of EUROAPI operations to the consolidated net sales of Sanofi in the year ended December 31, 2021 was €486 million.
The principal consequences of the deconsolidation of EUROAPI are described below:
–the derecognition of the carrying amount of all the assets and liabilities of EUROAPI, representing a net amount of €1,227 million as of May 10, 2022. This includes goodwill of €164 million, determined in accordance with IAS 36 (“Impairment of Assets”), which was historically allocated to the Pharmaceuticals cash generating unit (CGU), and which for the purposes of the deconsolidation was allocated using an alternative method based on the relative values of goodwill as of the date of consolidation (the “notional goodwill method”). That method was considered more appropriate to the capital-intensive nature of EUROAPI operations than the method based on the relative values of EUROAPI operations and the retained portion of the CGU;
–a reduction in Equity attributable to equity holders of Sanofi reflecting the distribution in kind, measured at €793 million based on the weighted average price of €14.58 per share as of the date of delivery of the EUROAPI shares to Sanofi shareholders and corresponding to the fair value of the distribution in accordance with IFRIC 17 (“Distribution of Non-Cash Assets to Owners”);
–a cash inflow of €150 million from the divestment of 12% of the share capital of EUROAPI to EPIC BPIFrance as of the settlement date of the shares, i.e. June 17, 2022;
–the recognition in the statement of financial position, within the line item Investments accounted for using the equity method, of the retained 30.1% equity interest in EUROAPI at an amount of €413 million, determined on the basis of the weighted average price of €14.58 per share and representing the fair value of the equity interest in accordance with IFRS 10;
–the reclassification within the net gain on deconsolidation of unrealized foreign exchange losses amounting to €35 million arising on EUROAPI subsidiaries, in accordance with IAS 21 (“The Effects of Changes in Foreign Exchange Rates”);
–the recognition of transaction-related costs and of the effects of undertakings made under agreements entered into with EUROAPI setting out the principles and terms of the legal reorganization carried out ahead of the date of deconsolidation. The principal undertakings made to EUROAPI relate to compensation for:
–environmental remediation obligations on non-operational chemical sites in France transferred to EUROAPI, amounting to €16.7 million; and
–regulatory compliance costs relating to certain state-of-the-art active pharmaceutical ingredients of EUROAPI, capped at €15.0 million.
These elements collectively resulted in a pre-tax gain on deconsolidation of €10 million, presented within the line item Other gains and losses, and litigation in the income statement. The tax effect of the deconsolidation was a net gain of €102 million, presented within the line item Income tax expense in the income statement.
The cash impact of the deconsolidation of EUROAPI, presented within the line item Disposals of consolidated undertakings and investments accounted for using the equity method in the statement of cash flows, was a net cash inflow of €101 million.
Sanofi has entered into an agreement with EUROAPI for the manufacture and supply of active pharmaceutical ingredients, intermediates and other substances, which took effect on October 1, 2021 and expires five years after the loss of control. Under the terms of the agreement, Sanofi committed to target annual net sales of approximately €300 million for a list of specified active ingredients until the agreement expires in 2026. As of June 30, 2022, that commitment amounted to €1.2 billion.
With effect from the date of deconsolidation, the 30.1% equity interest in EUROAPI is accounted for using the equity method in accordance with IAS 28 (“Investments in Associates and Joint Ventures”), and the share of EUROAPI profits or losses arising from application of the equity method is excluded from “Business net income”, the non-GAAP financial indicator used internally by Sanofi to measure the performance of its operating segments.

B.1.2. Amendments to principal agreements
Immuno-oncology (IO) collaboration agreements with Regeneron Pharmaceuticals Inc. (Regeneron)
In June 2022, Sanofi and Regeneron restructured their IO License and Collaboration Agreement (IO LCA), as signed in 2015 and amended in January 2018 and subsequently in September 2021. Under the terms of the Amended and Restated IO LCA, Regeneron holds exclusive worldwide licensing rights to Libtayo® with effect from July 1, 2022, clearance for the transaction having been obtained from the antitrust authorities on June 23, 2022.
In July 2022, Sanofi received an upfront payment of $900 million. In addition, Sanofi will receive a royalty of 11% on worldwide net sales of Libtayo®. The royalty income will be recognized in line with the pattern of sales of Libtayo®. Both the above items will be recognized within the income statement line item Other operating income with effect from July 1, 2022, the effective date of the agreement.
Sanofi will also be entitled to a regulatory milestone payment of $100 million, and to further sales-related milestone payments that could potentially reach $100 million over the next two years.
The Libtayo® intangible assets will be derecognized from the Sanofi balance sheet. As of June 30, 2022, those assets are presented within the line item Assets held for sale or exchange at a carrying amount of €226 million.
As part of the same transaction, a time-limited transitional services agreement was signed which includes manufacturing, distribution (for which Sanofi acts as agent), and promotion.

16	SANOFI 2022 HALF-YEAR FINANCIAL REPORT

Collaboration agreements on human therapeutic antibodies with Regeneron Pharmaceuticals Inc. (Regeneron)
In June 2022, Sanofi signed an amendment to the antibody license and collaboration agreement with Regeneron which is effective July 1, 2022 (with retroactivity from April 1, 2022), whereby Sanofi is entitled to an additional portion of Regeneron’s profit-share (cap increased from 10% to 20% of Regeneron’s share of quarterly profits) until Regeneron has paid 50% of the cumulative development costs incurred by the parties in accordance with the antibody license and collaboration agreement. The accounting treatment of this profit share remains unchanged.

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B.2. PROPERTY, PLANT AND EQUIPMENT
The table below sets forth acquisitions and capitalized interest by operating segment for the first half of 2022:

(€ million)	June 30, 2022	December 31, 2021
Acquisitions	638	1,504
Pharmaceuticals	380	1,007
Industrial facilities	214	534
Research sites	48	277
Other	118	199
Vaccines	241	421
Consumer Healthcare	17	73
Capitalized interest	8	14
Firm orders for property, plant and equipment stood at €984 million as of June 30, 2022.

B.3. GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill amounted to €50,555 million as of June 30, 2022, versus €48,056 million as of December 31, 2021. The movement during the period was mainly due to the impact of changes in exchange rates and the acquisition of Amunix Pharmaceuticals, Inc. (see Note B.1.).
Movements in other intangible assets during the first half of 2022 were as follows:

(€ million)	Acquired R&D	Products, trademarks and other rights	Software	Total other intangible assets
Gross value at January 1, 2022	11,207	65,906	1,752	78,865
Changes in scope of consolidation (a)	—	499	—	499
Acquisitions and other increases	138	86	50	274
Disposals and other decreases (b)	(30)	(396)	(42)	(468)
Currency translation differences	647	2,867	31	3,545
Transfers (c)	(1,338)	1,347	1	10
Gross value at June 30, 2022	10,624	70,309	1,792	82,725
Accumulated amortization and impairment at January 1, 2022	(3,477)	(52,744)	(1,237)	(57,458)
Amortization expense	—	(929)	(47)	(976)
Impairment losses, net of reversals (d)	(66)	(21)	—	(87)
Disposals and other decreases	30	166	14	210
Currency translation differences	(147)	(2,264)	(25)	(2,436)
Transfers (c)	375	(375)	—	—
Accumulated amortization and impairment at June 30, 2022	(3,285)	(56,167)	(1,295)	(60,747)
Carrying amount at January 1, 2022	7,730	13,162	515	21,407
Carrying amount at June 30, 2022	7,339	14,142	497	21,978
(a)Includes €493 million relating to the acquisition of Amunix Pharmaceutcials, Inc. (see Note B.1.).
(b)In June 2022, Sanofi granted Regeneron exclusive licensing rights to Libtayo® (cemiplimab), as a result of which the intangible asset was reclassified to “Assets held for sale or exchange” at a gross value of €348 million and associated accumulative amortization amount of €122 million (see Note B.1.).
(c)The principal intangible assets brought into service during the first half of 2022 were as follows:
–€473 million (gross value of €823 million with an impairment of €350 million) relating to Enjaymo® (sutimlimab-jome), a product for the treatment for cold agglutinin disease, with effect from the date of marketing approval (February 2022); and
–€483 million relating to technology platforms.
(d)See Note B.4.

Acquisitions of other intangible assets (excluding software) in the first half of 2022 totaled €224 million. The main items were upfront and milestone payments within the Specialty Care GBU.
“Products, trademarks and other rights” mainly comprises:
•marketed products, with a carrying amount of €11.7 billion as of June 30, 2022 (versus €11.7 billion as of December 31, 2021) and a weighted average amortization period of approximately 10 years; and
•technological platforms brought into service, with a carrying amount of €2.20 billion as of June 30, 2022 (versus €1.2 billion as of December 31, 2021) and a weighted average amortization period of approximately 18 years.

18	SANOFI 2022 HALF-YEAR FINANCIAL REPORT

B.4. IMPAIRMENT OF INTANGIBLE ASSETS
The results of impairment tests on other intangible assets led to the recognition of an €87 million net impairment loss in the first half of 2022, mainly linked to research and development projects.

B.5. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
Investments accounted for using the equity method consist of associates and joint ventures (see Note B.1. to the consolidated financial statements for the year ended December 31, 2021), and comprise:

(€ million)	% interest	June 30, 2022	December 31, 2021
EUROAPI (a)	30.1	413	—
Infraserv GmbH & Co. Höchst KG (b)	31.2	87	80
MSP Vaccine Company (c)	50.0	115	88
Other investments	—	95	82
Total		710	250
(a)Following the distribution and the acquisition of an equity interest by EPIC Bpifrance, Sanofi holds 30.1% of the capital of EUROAPI (see Note B.1.)
(b)Joint venture.
(c)Joint venture. MSP Vaccine Company owns 100% of MCM Vaccine B.V.

The financial statements include commercial transactions between Sanofi and some equity-accounted investments that are classified as related parties. The principal transactions and balances with related parties are summarized below:

(€ million)	June 30, 2022	June 30, 2021	December 31, 2021
Sales	26	31	70
Royalties and other income	33	26	66
Accounts receivable and other receivables	110	66	116
Purchases and other expenses (including research expenses)	167	124	178
Accounts payable and other payables	89	17	28

B.6. OTHER NON-CURRENT ASSETS
Other non-current assets comprise:

(€ million)	June 30, 2022	December 31, 2021
Equity instruments at fair value through other comprehensive income	797	823
Debt instruments at fair value through other comprehensive income	355	447
Other financial assets at fair value through profit or loss	782	902
Pre-funded pension obligations	482	408
Long-term prepaid expenses (a)	249	59
Long-term loans and advances and other non-current receivables (b)	641	485
Derivative financial instruments	6	3
Total	3,312	3,127
(a) The movement in this item mainly comprises:
–the non-current portion of a $100 million upfront payment made on signature of a research agreement with Exscientia on January 7, 2022 to develop a portfolio of precision-engineered medicines using artificial intelligence; and
–the non-current portion of a $150 million upfront payment made as part of a strategic partnership with IGM Biosciences signed on March 29, 2022, with a view to developing targets in oncology, immunology and inflammation.
(b) As of June 30, 2022, this item includes a receivable under a sub-lease amounting to €184 million, or €244 million before discounting.

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B.7. ACCOUNTS RECEIVABLE
Accounts receivable break down as follows:

(€ million)	June 30, 2022	December 31, 2021
Gross value	7,992	7,705
Allowances	(124)	(137)
Carrying amount	7,868	7,568
The impact of allowances against accounts receivable in the first half of 2022 was a net expense of less than €1 million (versus a net expense of €2 million for the first half of 2021).
The table below shows the ageing profile of overdue accounts receivable, based on gross value:

(€ million)	Overdue accounts gross value	Overdue by <1 month	Overdue by 1-3 months	Overdue by 3-6 months	Overdue by 6-12 months	Overdue by > 12 months
June 30, 2022	323	98	97	131	(15)	12
December 31, 2021	455	169	151	67	12	56
Some Sanofi subsidiaries have assigned receivables to factoring companies or banks without recourse. The amount of receivables that met the conditions described in Note B.8.6. to the consolidated financial statements for the year ended December 31, 2021 and hence were derecognized was €660 million as of June 30, 2022 (versus €3 million as of December 31, 2021). The residual guarantees relating to those transfers were immaterial as of June 30, 2022.

B.8. CONSOLIDATED SHAREHOLDERS’ EQUITY

B.8.1. SHARE CAPITAL
As of June 30, 2022, the share capital was €2,530,863,934 and consisted of 1,265,431,967 shares (the total number of shares outstanding) with a par value of €2.
Treasury shares held by Sanofi are as follows:

	Number of shares (million)	% of share capital for the period
June 30, 2022	13.43	1.061%
December 31, 2021	11.02	0.872%
June 30, 2021	8.25	0.655%
January 1, 2021	8.28	0.658%
A total of 371,285 shares were issued in the first half of 2022 as a result of the exercise of Sanofi stock subscription options.
A total of 1,499,987 shares vested under Sanofi restricted share plans during the first half of 2022, either by issuance of new shares or by vesting of existing restricted shares.

B.8.2. REPURCHASE OF SANOFI SHARES
On April 30, 2021, the Annual General Meeting of Sanofi shareholders authorized a share repurchase program for a period of 18 months. Under that program, Sanofi repurchased 3,976,992 of its own shares during the first half of 2022 for a total amount of €360 million.
On May 3, 2022, the Annual General Meeting of Sanofi shareholders authorized a share repurchase program for a period of 18 months. Sanofi did not use that authorization during the first half of 2022.

B.8.3. REDUCTIONS IN SHARE CAPITAL
No decision to cancel treasury shares was made by the Sanofi Board of Directors during the first half of 2022.

20	SANOFI 2022 HALF-YEAR FINANCIAL REPORT

B.8.4. RESTRICTED SHARE PLANS
Restricted share plans are accounted for in accordance with the policies described in Note B.24.3. to the consolidated financial statements for the year ended December 31, 2021. The principal features of the plans awarded in 2022 are set forth below:

2022
Type of plan	Performance share plan
Date of Board meeting approving the plan	May 3, 2022
Total number of shares subject to a 3-year service period	3,344,432
Of which with no market condition	2,000,627
Fair value per share awarded (a)	€91.19
Of which with market conditions	1,343,805
Fair value per share awarded other than to the Chief Executive Officer (1,146,431 shares in total) (b)	€86.65
Fair value per share awarded other than to the Chief Executive Officer (114,874 additional shares) (c)	€49.00
Fair value per share awarded to the Chief Executive Officer (82,500 shares) (b)	€84.46
Fair value of plan at the date of grant (€ million)	294
(a)Quoted market price per share at the date of grant, adjusted for dividends expected during the vesting period.
(b) Weighting between (i) fair value determined using the Monte Carlo model and (ii) market price of Sanofi shares at the date of grant, adjusted for dividends expected during the vesting period.
(c) Additional tranche subject to a higher level of market conditions.

The total expense recognized for all restricted share plans, and the number of restricted shares not yet fully vested, are shown in the table below:

	June 30, 2022	June 30, 2021
Total expense for restricted share plans (€ million)	105	83
Number of shares not yet fully vested	9,559,052	9,996,495
Under 2022 plans	3,341,379	—
Under 2021 plans	3,281,880	3,484,420
Under 2020 plans	2,935,793	3,175,084
Under 2019 plans	—	3,252,099
Under 2018 plans	—	84,892

B.8.5. CAPITAL INCREASES
On February 3, 2022, the Sanofi Board of Directors approved a capital increase reserved for employees, offering the opportunity for them to subscribe for new Sanofi shares at a price of €80.21 per share. The subscription period was open from June 9 through June 29, 2022. Sanofi employees subscribed for a total of 1,909,008 shares, and this capital increase was supplemented by the immediate issuance of a further 118,049 shares for the employer’s contribution. The total expense recognized for this capital increase in the first half of 2022 was €39 million, determined in accordance with IFRS 2 (Share-Based Payment) on the basis of the discount granted to the employees.
On February 4, 2021, the Sanofi Board of Directors approved a capital increase reserved for employees, offering the opportunity for them to subscribe for new Sanofi shares at a price of €69.38 per share. The subscription period was open from June 7 through June 25, 2021. Sanofi employees subscribed for a total of 2,438,590 shares, and this capital increase was supplemented by the immediate issuance of a further 124,112 shares for the employer’s contribution. The total expense recognized for this capital increase in the first half of 2021 was €51 million, determined in accordance with IFRS 2 (Share-Based Payment) on the basis of the discount granted to the employees.

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B.8.6. STOCK SUBSCRIPTION OPTION PLANS
No stock subscription option plans were awarded in the first half of 2022 or 2021.
The expense recognized through equity for stock option plans is immaterial.
The table below provides summary information about options outstanding and exercisable as of June 30, 2022:

Range of exercise prices per share	Outstanding			Exercisable
	Number of options	Weighted average residual life (years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €60.00 to €70.00 per share	168,784	5.84	65.84	168,784	65.84
From €70.00 to €80.00 per share	1,181,369	2.94	74.40	967,969	73.89
From €80.00 to €90.00 per share	606,904	3.82	89.20	606,904	89.20
Total	1,957,057			1,743,657

B.8.7. NUMBER OF SHARES USED TO COMPUTE DILUTED EARNINGS PER SHARE
Diluted earnings per share is computed using the number of shares outstanding plus stock options with dilutive effect and restricted shares.

(million)	June 30, 2022 (6 months)	June 30, 2021 (6 months)	December 31, 2021 (12 months)
Average number of shares outstanding	1,250.0	1,250.3	1,252.5
Adjustment for stock options with dilutive effect	0.4	0.3	0.3
Adjustment for restricted shares	4.9	5.0	5.1
Average number of shares used to compute diluted earnings per share	1,255.3	1,255.6	1,257.9
As of June 30, 2022, all stock options were dilutive.
As of December 31, 2021, 0.6 million stock options were not taken into account in computing diluted earnings per share because they had no dilutive effect, compared with 0.6 million as of June 30, 2021.

22	SANOFI 2022 HALF-YEAR FINANCIAL REPORT

B.8.8. OTHER COMPREHENSIVE INCOME
Movements within other comprehensive income are shown below:

(€ million)	June 30, 2022 (6 months)	June 30, 2021 (6 months)	(a)	December 31, 2021 (12 months)
Actuarial gains/(losses):
▪Actuarial gains/(losses) excluding investments accounted for using the equity method	1,110	309		685
▪Actuarial gains/(losses) of investments accounted for using the equity method, net of taxes	—	—		1
▪Tax effects	(333)	(6)		(36)
Equity instruments included in financial assets and financial liabilities:
▪Change in fair value (excluding investments accounted for using the equity method)	(3)	70		154
▪Change in fair value (investments accounted for using the equity method, net of taxes)	—	—		—
▪Equity risk hedging instruments designated as fair value hedges	16	(3)		11
▪Tax effects	(3)	(4)		(18)
Items not subsequently reclassifiable to profit or loss	787	366		797
Debt instruments included in financial assets:
▪Change in fair value (excluding investments accounted for using the equity method) (b)	(52)	(17)		(21)
▪Change in fair value (investments accounted for using the equity method, net of taxes)	—	—		—
▪Tax effects	8	4		5
Cash flow hedges and fair value hedges:
▪Change in fair value (excluding investments accounted for using the equity method) (c)	(17)	(4)		(6)
▪Change in fair value (investments accounted for using the equity method, net of taxes)	—	—		—
▪Tax effects	4	—		2
Change in currency translation differences:
▪Currency translation differences on foreign subsidiaries (excluding investments accounted for using the equity method) (d)	3,775	1,171		2,719
▪Currency translation differences (investments accounted for using the equity method)	(11)	(3)		(6)
▪Hedges of net investments in foreign operations	(329)	(107)		(254)
▪Tax effects	85	30		71
Items subsequently reclassifiable to profit or loss	3,463	1,074		2,510
(a)Includes the impacts of the IFRIC agenda decisions of March 2021 (on the costs of configuration and customization of software used under a SaaS contract) and of April 2021 (on the attribution of benefits to periods of service), as described in note A.2.1. to the consolidated financial statements for the year ended December 31, 2021. These impacts are not significant for Sanofi as of June 30, 2021.
(b)Includes reclassifications to profit or loss: €2 million in the first half of 2022, and €4 million in 2021.
(c)Includes reclassifications to profit or loss: €17 million in the first half of 2022, and €12 million in 2021 (including €4 million in the first half of 2021).
(d)Currency translation differences on foreign subsidiaries are mainly due to the appreciation of the US dollar.
Includes a reclassification to profit or loss of -€35 million in the first half of 2022 in relation to the deconsolidation of EUROAPI (see Note B.1.).

SANOFI 2022 HALF-YEAR FINANCIAL REPORT	23

B.9. DEBT, CASH AND CASH EQUIVALENTS
Changes in financial position during the period were as follows:

(€ million)	June 30, 2022	December 31, 2021
Long-term debt	15,942	17,123
Short-term debt and current portion of long-term debt	3,063	3,183
Interest rate and currency derivatives used to manage debt	198	(56)
Total debt	19,203	20,250
Cash and cash equivalents	(6,899)	(10,098)
Interest rate and currency derivatives used to manage cash and cash equivalents	(114)	(169)
Net debt (a)	12,190	9,983
(a)Net debt does not include lease liabilities, which amounted to €2,231 million as of June 30, 2022 and €2,108 million as of December 31, 2021.

“Net debt” is a financial indicator used by management and investors to measure Sanofi’s overall net indebtedness.

B.9.1. NET DEBT AT VALUE ON REDEMPTION
A reconciliation of the carrying amount of net debt in the balance sheet to value on redemption as of June 30, 2022 is shown below:

(€ million)				Value on redemption
	Carrying amount at June 30, 2022	Amortized cost	Adjustment to debt measured at fair value	June 30, 2022	December 31, 2021
Long-term debt	15,942	57	134	16,133	17,176
Short-term debt and current portion of long-term debt	3,063	(3)	3	3,063	3,183
Interest rate and currency derivatives used to manage debt	198	—	(137)	61	(45)
Total debt	19,203	54	—	19,257	20,314
Cash and cash equivalents	(6,899)	—	—	(6,899)	(10,098)
Interest rate and currency derivatives used to manage cash and cash equivalents	(114)	—	—	(114)	(169)
Net debt (a)	12,190	54	—	12,244	10,047
(a)Net debt does not include lease liabilities, which amounted to €2,231 million as of June 30, 2022 and €2,108 million as of December 31, 2021.

The table below shows an analysis of net debt by type, at value on redemption:

(€ million)	June 30, 2022			December 31, 2021
	non-current	current	Total	non-current	current	Total
Bond issues	16,064	2,791	18,855	17,118	2,828	19,946
Other bank borrowings	69	119	188	21	163	184
Other borrowings	—	4	4	37	3	40
Bank credit balances	—	149	149	—	189	189
Interest rate and currency derivatives used to manage debt	—	61	61	—	(45)	(45)
Total debt	16,133	3,124	19,257	17,176	3,138	20,314
Cash and cash equivalents	—	(6,899)	(6,899)	—	(10,098)	(10,098)
Interest rate and currency derivatives used to manage cash and cash equivalents	—	(114)	(114)	—	(169)	(169)
Net debt	16,133	(3,889)	12,244	17,176	(7,129)	10,047

24	SANOFI 2022 HALF-YEAR FINANCIAL REPORT

Principal financing and debt reduction transactions during the period
In April 2022, Sanofi carried out a bond issue of a total amount of €1.5 billion, in two tranches:
i.€850 million of fixed-rate bonds maturing April 2025, bearing annual interest at 0.875%; and
ii.€650 million of fixed-rate bonds maturing April 2029, bearing annual interest at 1.250%, with the amount of interest contingent on attainment of a sustainable performance objective defined as the cumulative number of patients (minimum: 1.5 million patients) provided with essential medicines by Sanofi’s non-profit global health unit for the treatment of non-communicable diseases in 40 of the world’s poorest countries, between 2022 and 2026.
Three bond issues were redeemed during the first half of 2022:
i.a September 2014 fixed-rate bond issue of €1 billion redeemed on January 10, 2022, ahead of the contractual maturity date;
ii.a March 2019 fixed-rate bond issue of €850 million redeemed on February 21, 2022, ahead of the contractual maturity date; and
iii.a September 2016 fixed-rate bond issue of €850 million redeemed on June 13, 2022, ahead of the contractual maturity date.
Sanofi had the following arrangements in place as of June 30, 2022 to manage its liquidity in connection with current operations:
i.a syndicated credit facility of €4 billion, drawable in euros and in US dollars, the maturity of which was extended to December 3, 2023 following the exercise of a second extension option in June 2022, and for which no further extension options are available; and
ii.a syndicated credit facility of €4 billion, drawable in euros and in US dollars, the maturity of which was extended to December 7, 2026 following the exercise of a second extension option in October 2021, and for which a further one-year extension option is still available.
As of June 30, 2022, there were no drawdowns under either facility.
Sanofi also has a €6 billion Negotiable European Commercial Paper program in France and a $10 billion Commercial Paper program in the United States. During the first half of 2022 only the US program was used, with an average drawdown of $2.2 billion.
The financing in place as of June 30, 2022 at the level of the holding company (which manages most of Sanofi’s financing needs centrally) is not subject to any financial covenants, and contains no clauses linking credit spreads or fees to the credit rating.

B.9.2. MARKET VALUE OF NET DEBT
The market value of Sanofi’s debt, net of cash and cash equivalents and derivatives and excluding accrued interest, is as follows:

(€ million)	June 30, 2022	December 31, 2021
Market value	11,511	11,024
Value on redemption	12,244	10,047

SANOFI 2022 HALF-YEAR FINANCIAL REPORT	25

B.10. DERIVATIVE FINANCIAL INSTRUMENTS

B.10.1 CURRENCY DERIVATIVES USED TO MANAGE OPERATING RISK EXPOSURES
The table below shows operating currency hedging instruments in place as of June 30, 2022. The notional amount is translated into euros at the relevant closing exchange rate.

June 30, 2022			Of which derivatives designated as cash flow hedges (a)			Of which derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	5,290	(32)	858	(2)	(2)	4,432	(30)
of which US dollar	2,597	(21)	858	(2)	(2)	1,739	(19)
of which Chinese yuan renminbi	766	(9)	–	–	–	766	(9)
of which Singapore dollar	241	(1)	–	–	–	241	(1)
of which Japanese yen	199	5	–	–	–	199	5
of which Korean won	163	5	–	–	–	163	5
Forward currency purchases	2,461	9	–	–	–	2,461	9
of which US dollar	1,118	8	–	–	–	1,118	8
of which Singapore dollar	563	2	–	–	–	563	2
of which Korean won	125	(2)	–	–	–	125	(2)
of which Canadian dollar	56	—	–	–	–	56	–
of which Japanese yen	51	—	–	–	–	51	–
Total	7,751	(23)	858	(2)	(2)	6,893	(21)
The above positions mainly hedge material foreign currency cash flows arising after the end of the reporting period in relation to transactions carried out during the six months ended June 30, 2022 and recognized in the balance sheet at that date. Gains and losses on hedging instruments (forward contracts) are calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Due to this hedging relationship, the commercial foreign exchange difference on those items (hedging instruments and hedged transactions) will be immaterial in the second half of 2022.
(a)Forward currency sales with a notional amount of $900 million, designated as a cash flow hedge of the upfront payment due from Regeneron in July 2022 under the terms of the Amended and Restated Immuno-Oncology License and Collaboration Agreement between Sanofi and Regeneron (see Note B.1.). As of June 30, 2022, the fair value of these contracts was a liability of €2 million; the opposite entry was recognized in “Other comprehensive income”, with the impact on the operating foreign exchange gain or loss for the period being immaterial.

B.10.2. CURRENCY AND INTEREST RATE DERIVATIVES USED TO MANAGE FINANCIAL EXPOSURE
The cash pooling arrangements for foreign subsidiaries outside the euro zone, and some of Sanofi’s financing activities, expose certain Sanofi entities to financial foreign exchange risk (i.e. the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower).
That foreign exchange exposure is hedged using derivative instruments (currency swaps or forward contracts) that alter the currency split of Sanofi’s debt once those instruments are taken into account.
The table below shows financial currency hedging instruments in place as of June 30, 2022. The notional amount is translated into euros at the relevant closing exchange rate.

26	SANOFI 2022 HALF-YEAR FINANCIAL REPORT

	June 30, 2022
(€ million)	Notional amount		Fair value	Maximum expiry date
Forward currency sales	8,271		(117)
of which US dollar	5,609	(a)	(55)	2022
of which Singapore dollar	1,235	(b)	(39)	2022
of which Pound sterling	309		—	2022
Forward currency purchases	11,006		158
of which US dollar	6,429	(c) (d)	52	2023
of which Singapore dollar	3,562	(e)	108	2023
of which Japanese yen	468		(3)	2022
Total	19,277		41
(a)Includes forward sales with a notional amount of $3,615 million expiring in 2022, designated as a hedge of Sanofi’s net investment in Bioverativ. As of June 30, 2022, the fair value of these forward contracts represented a liability of €22 million; the opposite entry was recognized in “Other comprehensive income”, with the impact on financial income and expense being immaterial.
(b)Includes forward sales with a notional amount of SGD1,800 million expiring in 2022, designated as a hedge of Sanofi’s net investment in Sanofi-Aventis Singapore Pte Ltd. As of June 30, 2022, the fair value of these forward contracts represented a liability of €39 million; the opposite entry was recognized in “Other comprehensive income”, with the impact on financial income and expense being immaterial.
(c) Includes forward purchases with a notional amount of $1,000 million expiring in 2023, designated as a fair value hedge of $1,000 million of USD bond issues against fluctuations in the EUR/USD spot rate. As of June 30, 2022, the fair value of these contracts represented an asset of €7 million, with €5 million debited to “Other comprehensive income” to recognize the hedging cost.
(d) Includes forward purchases with a notional amount of $1,000 million expiring in 2023, designated as fair value hedges of an equivalent portion of an intra-group current account against fluctuations in the EUR/USD rate. As of June 30, 2022, the fair value of these contracts represented an asset of €2 million, with €3.5 million debited to “Other comprehensive income” to recognize the hedging cost. .
(e) Includes forward purchases with a notional amount of SGD2,500 million expiring in 2022 and 2023, designated as fair value hedges of an equivalent portion of an intra-group current account against fluctuations in the EUR/SGD rate. As of June 30, 2022, the fair value of these contracts represented an asset of €57 million, with €8 million debited to “Other comprehensive income” to recognize the hedging cost.

To optimize the cost of debt or reduce the volatility of debt, Sanofi uses derivative instruments (interest rate swaps and cross currency swaps) to alter the fixed/floating rate split of its net debt.
The table below shows instruments of this type in place as of June 30, 2022:

								Of which designated as fair value hedges		Of which designated as cash flow hedges
(€ million)	2022	2023	2024	2025	2026 and beyond	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swaps
pay capitalized Ester / receive 0.06%	2,000	—	—	—	—	2,000	3	1,400	2	—	—	—
pay -0.57% / receive capitalized Ester	600	—	—	—	—	600	3	—	—	—	—	—
pay capitalized SOFR USD / receive 1.03%	—	—	—	—	477	477	(47)	477	(47)	—	—	—
pay capitalized SOFR USD / receive 1.32%	—	—	—	—	440	440	—	440	—	—	—	—
pay capitalized Ester / receive 0.69%	—	—	—	850	—	850	—	850	—	—	—	—
pay capitalized Ester / receive 0.92%	—	—	—	—	650	650	—	650	—	—	—	—
receive capitalized Eonia / pay 1.58% (a)	23	57	—	—	—	80	(1)	80	(1)	—	—	—
Total	2,623	57	—	850	1,604	5,134	(125)	3,934	(129)	—	—	—
(a)These interest rate swaps hedge fixed-rate bonds with a nominal amout of €80 million held in a Professional Specialized Investment Fund dedicated to Sanofi and recognized within “Loans, advances and other non-current receivables”.

SANOFI 2022 HALF-YEAR FINANCIAL REPORT	27

B.11. LIABILITIES RELATED TO BUSINESS COMBINATIONS AND TO NON-CONTROLLING INTERESTS

For a description of the nature of the liabilities reported in the line item Liabilities related to business combinations and to non-controlling interests, refer to Note B.8.4. to the consolidated financial statements for the year ended December 31, 2021.
The liabilities related to business combinations and to non-controlling interests shown in the table below are level 3 instruments under the IFRS 7 fair value hierarchy (see Note A.5.).
Movements in liabilities related to business combinations and to non-controlling interests in the first half of 2022 are shown below:

(€ million)	Bayer contingent consideration arising from acquisition of Genzyme	MSD contingent consideration (European Vaccines business)	Shire contingent consideration arising from acquisition of Translate Bio	Contingent consideration arising from acquisition of Amunix	Other	Total (a)
Balance at January 1, 2022	59	269	354	—	32	714
New transactions (b)	—	—	—	156	2	158
Payments made	(16)	(78)	—	—	(29)	(123)
Fair value remeasurements through profit or loss: (gain)/loss (including unwinding of discount) (c)	1	8	15	1	—	25
Other movements	—	—	—	—	6	6
Currency translation differences	6	1	31	14	—	52
Balance at June 30, 2022	50	200	400	171	11	832
Of which:
•Current portion						90
•Non-current portion						742
(a)As of January 1, 2022, this comprised a non-current portion of €577 million and a current portion of €137 million.
(b)See Note B.1.
(c)    Amounts mainly reported within the income statement line item “Fair value remeasurement of contingent consideration”.

As of June 30, 2022, Liabilities related to business combinations and to non-controlling interests mainly comprised:
~~•~~The Bayer contingent consideration liability arising from the acquisition of Genzyme in 2011. As of June 30, 2022, Bayer was still entitled to receive the following potential payments:
–a percentage of sales of alemtuzumab up to a maximum of $1,250 million or over a maximum period of 10 years, whichever is achieved first;
–milestone payments based on specified levels of worldwide sales of alemtuzumab beginning in 2021.
The fair value of this liability was measured at €50 million as of June 30, 2022, versus €59 million as of December 31, 2021. The fair value of the Bayer liability is determined by applying the above contractual terms to sales projections which have been weighted to reflect the probability of success, and discounted. If the discount rate were to fall by one percentage point, the fair value of the Bayer liability would increase by approximately 1%.
•The MSD contingent consideration liability arising from the 2016 acquisition of the Sanofi Pasteur activities carried on within the former Sanofi Pasteur MSD joint venture, which amounted to €200 million as of June 30, 2022 versus €269 million as of December 31, 2021. The fair value of this contingent consideration is determined by applying the royalty percentage stipulated in the contract to discounted sales projections. If the discount rate were to fall by one percentage point, the fair value of the MSD contingent consideration would increase by approximately 2%.
•The contingent consideration liability towards Shire Human Genetic Therapies Inc. (Shire) arising from Sanofi's acquisition of Translate Bio in September 2021. The fair value of the Shire liability is determined by applying the contractual terms to development and sales projections that are weighted to reflect the probability of success, and discounted. The liability was measured at €400 million as of June 30, 2022, compared with €354 million as of December 31, 2021. If the discount rate were to fall by one percentage point, the fair value of the Shire liability would increase by approximately 14%.
•The contingent consideration liability arising from the 2022 acquisition of Amunix. The fair value of the liability is determined on the basis of the nominal value of payments due subject to the attainment of specified development milestones; these are weighted to reflect the probability of success, and discounted. The liability was measured at €171 million as of June 30, 2022. If the discount rate were to fall by one percentage point, the fair value of the Shire liability would increase by approximately 2%.

28	SANOFI 2022 HALF-YEAR FINANCIAL REPORT

B.12. NON-CURRENT PROVISIONS

The table below shows movements in provisions:

(€ million)	Provisions for pensions & other post-employment benefits	Provisions for other long-term benefits	Restructuring provisions		Other provisions	Total
Balance at January 1, 2022	2,947	935	524		2,024	6,430
Changes in scope of consolidation	(92)	(26)	—		(81)	(199)
Increases in provisions and other liabilities	91	19	522	(a)	194	826
Provisions utilized	(56)	(73)	(4)		(63)	(196)
Reversals of unutilized provisions	(82)	(44)	(1)		(52)	(179)
Transfers	5	6	(72)		(25)	(86)
Net interest related to employee benefits, and unwinding of discount	24	2	—		5	31
Currency translation differences	77	34	2		41	154
Actuarial gains and losses on defined-benefit plans	(1,021)	—	—		—	(1,021)
Balance at June 30, 2022	1,892	854	971		2,043	5,760
(a) Charges to restructuring provisions relate to severance benefits further to announcements made by Sanofi during the first half.

Provisions for pensions and other post-employment benefits
For an analysis of the sensitivity of obligations in respect of pensions and other employee benefits as of December 31, 2021, and of the assumptions used as of that date, see Note D.19.1. to the consolidated financial statements for the year ended December 31, 2021.
The principal assumptions used (in particular, changes in discount and inflation rates and in the market value of plan assets) for the euro zone, the United States and the United Kingdom were reviewed as of June 30, 2022 to take into account changes during the first half of the year.
Actuarial gains and losses arising on pensions and other post-employment benefits and recognized in equity are as follows (amounts reported before tax):

(€ million)	June 30, 2022 (6 months)		June 30, 2021 (6 months)		December 31, 2021 (12 months)
Actuarial gains/(losses) on plan assets	(1,292)		(24)		194
Actuarial gains/(losses) on benefit obligations	2,402	(a)	333	(b)	491
(a)Includes the effects of (i) the change in discount rates (in a range between +1.70% and +2.30%) and (ii) the change in the inflation rate in the United Kingdom (-0.15%) and in the Eurozone (+0.35%) in the first half of 2022.
(b)Includes the effects of (i) the change in discount rates (in a range between +0.50% and +0.30%) and (ii) the change in the inflation rate in the United Kingdom (+0.20%) and in the Eurozone (+0.25%) in the first half of 2021.

SANOFI 2022 HALF-YEAR FINANCIAL REPORT	29

B.13. OFF BALANCE SHEET COMMITMENTS
Off balance sheet commitments to third parties as of December 31, 2021 are presented in Note D.21.1. to the consolidated financial statements for the year ended December 31, 2021.
The principal commitments entered into, amended or discontinued during the period are described below:
▪On January 7, 2022, Sanofi entered into a license agreement and innovative research collaboration with Exscientia to develop up to 15 novel small molecule candidates across oncology and immunology, leveraging Exscientia’s end-to-end AI-driven platform utilizing actual patient samples. Under the terms of the agreement, Sanofi made an upfront payment of $100 million and could pay up to $5.2 billion contingent on the attainment of certain objectives.
▪On January 12, 2022, Sanofi entered into a licensing agreement with ABL Bio for the development of ABL301, a bispecific antibody targeting alpha-synuclein and intended as a treatment for alpha-synucleinopathies. Under the terms of the agreement, Sanofi paid ABL Bio $75 million upfront, and could make potential milestone payments of up to approximately $985 million contingent on the attainment of certain objectives.
▪On March 2, 2022, Sanofi entered into a collaboration and exclusive license agreement with Adagene Inc., a company transforming the discovery and development of antibody-based therapies. Under the terms of the agreement, Sanofi made an upfront payment of $17.5 million and could pay up to $2.5 billion contingent on the attainment of certain objectives.
▪On March 15, 2022, Sanofi entered into a strategic risk-sharing collaboration with Blackstone under which funds managed by Blackstone Life Sciences (BXLS) will contribute up to €300 million to accelerate the global pivotal studies and clinical development program for the subcutaneous formulation and delivery of the anti-CD38 antibody Sarclisa®, to treat patients with multiple myeloma. That amount will be paid to Sanofi on the basis of development expenses incurred. In addition, Sanofi may pay royalties on future sales of this solution.
▪On March 29, 2022, Sanofi entered into an exclusive collaboration agreement with IGM Biosciences, Inc. to create, develop, manufacture and commercialize IgM antibody agonists against three oncology targets and three immunology/inflammation targets. Under the terms of the agreement, IGM received an upfront payment of $150 million and could receive up to $6.2 billion for milestones in the development, regulatory approval and sales of each target.

B.14. LITIGATION AND ARBITRATION PROCEEDINGS
Sanofi and its affiliates are involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights (particularly claims against generic companies seeking to limit the patent protection of Sanofi products), competition law and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures.
The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in the Company’s financial statements for the year ended December 31, 2021.

B.14.1. PRODUCTS

TAXOTERE® PRODUCT LITIGATION IN THE US
The first bellwether trial was reversed by the 5th Circuit Court of Appeals and remanded for a new trial. The new trial date was set for September 12, 2022. However, in June 2022, the parties settled that one case and the trial date has been removed.

ZANTAC® PRODUCT LITIGATION IN THE US
The US Zantac® litigation is venued in the federal MDL (Multi-District Litigation), as well as several state courts around the country. A trial involving Sanofi, as well as the other brand defendants, has been scheduled for one of the cases proceeding in California State Court for February 2023.

DEPAKINE® PRODUCT LITIGATION IN FRANCE
Civil Proceedings
On May 12, 2022, the Judicial Tribunal of Nanterre ruled that the product was defective by lack of information on the risks in the Patient Information Leaflet (PIL) available in 2005. With respect to the damages claimed, the Tribunal has retained a loss of opportunity of 70%. Provisional compensation of approximately €450,000 has been ordered and executed. However, Sanofi and its insurers will appeal this decision.
Several other first instance decisions on the merits are expected by end of August 2022.
Criminal Investigation
On March 9, 2022, the Chambre de l’Instruction of the Appeal Court of Paris ruled that certain complaints for involuntary manslaughter and several others for aggravated deception and involuntary injuries were time-barred. The Public Prosecutor, as well as the civil parties, have brought the matter before the Chambre Criminelle of the Supreme Court. .

DEPAKINE® PRODUCT LITIGATION IN OTHER EU COUNTRIES

30	SANOFI 2022 HALF-YEAR FINANCIAL REPORT

On March 17, 2022, the First Instance Court of Madrid retained Sanofi’s liability for failure of its duty to inform in cases related to children exposed in utero born in 2002, 2003 and 2004 and suffering from neuro-developmental disorders. Sanofi’s insurers have been condemned to pay damages to the 3 claimants in the range of approximately 3M€ in total (including accrued interests). An appeal has been filed.

B.14.2. PATENTS

DUPIXENT® (DUPILUMAB)-RELATED AMGEN PATENT OPPOSITION AND REVOCATION IN EUROPE
In March 2022, the European Patent Office Technical Board of Appeals (“TBA”) ruled in Sanofi and Regeneron’s favor and affirmed the invalidation of Amgen/Immunex’s EP2990420 patent. Amgen/Immunex may seek review of this decision by the Enlarged Board of Appeals.
In March 2022, Amgen/Immunex withdrew its appeal to the TBA for its EP2292665 patent; this patent will remain invalidated.
Given the final invalidation of the Amgen/Immunex EP2292665 patent, the UK High Court matter is now closed.

JEVTANA® (CABAZITAXEL)-RELATED PATENT LITIGATION IN THE US
In May 2022, the court held an oral hearing on the motion to dismiss filed by Apotex and Sandoz. A 3-day trial has been scheduled for January 2023. In April 2022, Sanofi, Aurobindo Pharma and Eugia Pharma entered into a settlement agreement.

B.14.3. OTHER LITIGATION

PLAVIX® (clopidogrel) - ATTORNEY GENERAL ACTION IN HAWAII
On May 3, 2022, the Hawaii Supreme Court granted a request to transfer the appeal directly to the Hawaii Supreme Court, thereby eliminating review by the Hawaii intermediate Court of Appeals.

PLAVIX® (clopidogrel) - ATTORNEY GENERAL ACTION IN NEW MEXICO
A trial date has been set for January 3, 2023.

340-B DRUG PRICING PROGRAM IN THE UNITED STATES
In the ADR proceeding before the Health Resources and Services Administration (“HRSA”) filed in January 2021 by the National Association of Community Health Centers (“NACHC”) on behalf of a number of Covered Entities, Sanofi has moved to dismiss the petition.

SANOFI 2022 HALF-YEAR FINANCIAL REPORT	31

B.15. OTHER OPERATING INCOME AND EXPENSES
Other operating income amounted to €416 million in the first half of 2022 (versus €410 million in the first half of 2021), and Other operating expenses to €1,204 million (versus €709 million in the first half of 2021).
The main items included in Other operating income were: in the first half of 2022, (i) income from pharmaceutical partners of €153 million (versus €100 million in the first half of 2021), of which €133 million came from Regeneron (versus €88 million in the first half of 2021, see table below) and (ii) gains on disposals of assets and operations of €288 million, primarily on divestments of non strategic products (versus €156 million in the first half of 2021); and in 2021, a payment of €119 million from Daiichi Sankyo relating to the ending of a collaboration on vaccines in Japan.
Other operating expenses for the first half of 2022 included €1,201 million of expenses relating to the alliance with Regeneron (versus €643 million in the first half of 2021), as shown in the table below.

(€ million)	June 30, 2022 (6 months)	June 30, 2021 (6 months)	December 31, 2021 (12 months)
Income & expense related to profit/loss sharing under the Monoclonal Antibody Alliance	(979)	(521)	(1,253)
Additional share of profit paid by Regeneron towards development costs	97	51	127
Reimbursement to Regeneron of selling expenses incurred	(216)	(116)	(303)
Total: Monoclonal Antibody Alliance	(1,098)	(586)	(1,429)
Immuno-Oncology Alliance	36	37	68
Other (mainly Zaltrap®)	(6)	(6)	(12)
Other operating income/(expenses), net related to Regeneron Alliance	(1,068)	(555)	(1,373)
of which amount presented in “Other operating income”	133	88	195

B.16. RESTRUCTURING COSTS AND SIMILAR ITEMS
Restructuring costs and similar items comprise the following:

(€ million)	June 30, 2022 (6 months)	June 30, 2021 (6 months)	(b)	December 31, 2021 (12 months)
Employee-related expenses	524	72		193
Charges, gains or losses on assets(a)	(2)	65		110
Compensation for early termination of contracts (other than contracts of employment)	—	10		34
Costs of transformation programs	266	188		463
Other restructuring costs	4	8		20
Total	792	343		820
(a) This line consists of impairment losses and accelerated depreciation charges related to site closures (including leased sites), and gains or losses on divestments of assets arising from reorganization decisions made by Sanofi.
(b) Includes the impacts of the IFRIC final agenda decisions of March 2021 on the costs of configuring or customising application software used in a Software as a Service (SaaS) arrangement, as described in Note A.2.1 to the consolidated financial statements for the year ended December 31, 2021.

The €449 million year-on-year increase in restructuring costs and similar items mainly reflects provisions for severance benefits recognized further to announcements made during the first half of 2022. It also reflects ongoing transformational projects, primarily those associated with the creation of the new standalone Consumer Healthcare entity and the implementation of Sanofi’s new digital strategy.

B.17. OTHER GAINS AND LOSSES, AND LITIGATION
For the first half of 2022, Other gains and losses, and litigation includes the pre-tax gain on the deconsolidation of EUROAPI (see Note B.1.) and a charge to a provision for risks related to a litigation.

32	SANOFI 2022 HALF-YEAR FINANCIAL REPORT

B.18. FINANCIAL EXPENSES AND INCOME
An analysis of financial expenses and income is set forth below:

(€ million)	June 30, 2022 (6 months)	June 30, 2021 (6 months)	December 31, 2021 (12 months)
Cost of debt (a)	(151)	(168)	(313)
Interest income (b)	59	30	54
Cost of net debt	(92)	(138)	(259)
Non-operating foreign exchange gains/(losses)	(1)	4	2
Unwinding of discounting of provisions (c)	(8)	(5)	(11)
Net interest cost related to employee benefits	(26)	(22)	(44)
Gains/(losses) on disposals of financial assets	—	3	3
Net interest expense on lease liabilities	(20)	(15)	(35)
Other	(8)	13	16
Net financial income/(expenses)	(155)	(160)	(328)
comprising: Financial expenses	(189)	(188)	(368)
Financial income	34	28	40
(a)Includes net gain/(loss) on interest rate and currency derivatives used to manage debt: €5 million in the first half of 2022, €5 million in the first half of 2021, and €14 million over the whole of 2021.
(b)Includes net gain/(loss) on interest rate and currency derivatives used to manage cash and cash equivalents: €36 million in the first half of 2022, €28 million in the first half of 2021, and €51 million over the whole of 2021.
(c)Primarily on provisions for environmental risks, restructuring provisions, and provisions for product-related risks (see Note B.12.).

The impact of the ineffective portion of hedging relationships was not material in either 2021 or 2020.

B.19. INCOME TAX EXPENSE
Sanofi has elected for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the United States.
The table below shows the allocation of income tax expense between current and deferred taxes:

(€ million)	June 30, 2022 (6 months)	June 30, 2021 (6 months)	December 31, 2021 (12 months)
Current taxes	(1,087)	(806)	(1,908)
Deferred taxes	592	128	350
Total	(495)	(678)	(1,558)
Income before tax and investments accounted for using the equity method	3,674	3,436	7,798
The difference between the effective tax rate (on income before tax and investments accounted for using the equity method) and the standard corporate income tax rate applicable in France is explained as follows:

(as a percentage)	June 30, 2022 (6 months)(a)	June 30, 2021 (6 months)(a)	December 31, 2021 (12 months)
Standard tax rate applicable in France	25.8	28.4	28.4
Difference between the standard French tax rate and the rates applicable to Sanofi (b)	(10.8)	(10.1)	(9.5)
Revisions to tax exposures and settlements of tax disputes	(2.8)	1.0	1.0
Fair value remeasurement of contingent consideration liabilities	(0.4)	0.2	—
Other	1.7	0.3	0.1
Effective tax rate	13.5	19.8	20.0
(a)Rate calculated on the basis of the estimated effective tax rate for the full financial year (see Note A.2.).
(b)The difference between the French tax rate and tax rates applicable to foreign subsidiaries reflects the fact that Sanofi has operations in many countries, most of which have lower tax rates than France.

B.20. SEGMENT INFORMATION

SANOFI 2022 HALF-YEAR FINANCIAL REPORT	33

As indicated in Note B.26. to the consolidated financial statements for the year ended December 31, 2021, Sanofi has three operating segments: Pharmaceuticals, Vaccines and Consumer Healthcare.
The Pharmaceuticals segment comprises, for all geographical territories, the commercial operations of the following global franchises: Specialty Care (Dupixent®, Neurology & Immunology, Rare Diseases, Oncology, and Rare Blood Disorders) and General Medicines (Core Assets and Non-Core Assets), together with research, development and production activities dedicated to the Pharmaceuticals segment. This segment also includes associates whose activities are related to pharmaceuticals.
The Vaccines segment comprises, for all geographical territories, the commercial operations of Sanofi Pasteur, together with research, development and production activities dedicated to vaccines.
The Consumer Healthcare segment comprises, for all geographical territories, the commercial operations for Sanofi’s Consumer Healthcare products, together with research, development and production activities dedicated to those products.
Inter-segment transactions are not material.
The costs of Sanofi’s global support functions (External Affairs, Finance, Human Resources, Legal Affairs, Information Solutions & Technologies, Sanofi Business Services, etc.) are mainly managed centrally at group-wide level. The costs of those functions are presented within the “Other” category. That category also includes other reconciling items such as retained commitments in respect of divested activities.

34	SANOFI 2022 HALF-YEAR FINANCIAL REPORT

B.20.1. SEGMENT RESULTS
B.20.1.1. Analysis of net sales
The table below sets forth net sales for the six months ended June 30, 2022 and June 30, 2021:

(€ million)		Europe	United States	Other countries	June 30, 2022	Europe	United States	Other countries	June 30, 2021
Pharmaceuticals		3,665	6,239	5,095	14,999	3,575	4,892	4,729	13,196
General Medicines		2,130	1,410	3,817	7,357	2,228	1,262	3,728	7,218
of which	Lantus®	223	425	623	1,271	246	429	614	1,289
	Toujeo®	211	128	202	541	195	120	185	500
	Praluent®	108	55	34	197	75	5	24	104
	Multaq®	9	160	9	178	12	132	7	151
	Lovenox®	353	7	354	714	368	15	385	768
	Plavix® (a)	52	5	451	508	60	5	420	485
	Thymoglobulin®	17	121	72	210	16	101	55	172
	Industrial sales (a)	294	13	9	316	335	24	21	380
Specialty Care		1,535	4,829	1,278	7,642	1,347	3,630	1,001	5,978
of which	Aubagio®	269	689	59	1,017	264	666	64	994
	Cerezyme®	126	94	147	367	124	83	136	343
	Myozyme/Lumizyme®	206	163	118	487	200	180	103	483
	Fabrazyme®	116	221	121	458	111	190	111	412
	Eloctate®	—	232	59	291	—	216	62	278
	Jevtana®	19	142	42	203	75	119	46	240
	Dupixent®	450	2,653	474	3,577	289	1,740	261	2,290
Vaccines		321	678	1,199	2,198	244	626	1,067	1,937
of which	Polio/Pertussis/Hib vaccines	161	224	817	1,202	145	241	667	1,053
	Influenza vaccines	37	12	132	181	18	—	178	196
Consumer Healthcare		781	645	1,167	2,593	653	570	979	2,202
of which	Allergy	37	249	132	418	34	200	109	343
	Pain Care	289	103	226	618	250	91	187	528
	Digestive Wellness	224	62	375	661	200	61	312	573
Total net sales		4,767	7,562	7,461	19,790	4,472	6,088	6,775	17,335
(a)     Following the Capital Markets Day held in February 2021, Sanofi altered the presentation of sales within the General Medicines franchise and the Consumer Healthcare segment. A separate line was introduced for “Industrial sales”, which essentially comprises sales of active ingredients and semi-finished products to third parties. Previously, such sales were presented within the Diabetes and Cardiovascular & Established Prescription Products franchises on the line for the relevant product (such as Plavix®), and on the “Generics” line.

B.20.1.2. Business operating income
Sanofi reports segment results on the basis of “Business operating income”, a non-GAAP financial measure used internally by the chief operating decision maker to measure the performance of each operating segment and to allocate resources.
“Business operating income” is derived from Operating income, adjusted as follows:
•the amounts reported in the line items Restructuring costs and similar items, Fair value remeasurement of contingent consideration relating to business combinations (IFRS 3) or divestments and Other gains and losses, and litigation are eliminated;
•expenses arising from the remeasurement of inventories following a business combination (IFRS 3) are eliminated;
•amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature) are eliminated;
•the share of profits/losses from investments accounted for using the equity method is added for joint ventures and associates with which Sanofi has entered into a strategic partnership agreement;
•the effects of acquisitions and restructuring costs on investments accounted for using the equity method (for joint ventures and associates with which Sanofi has entered into a strategic partnership agreement) is eliminated; and
•net income attributable to non-controlling interests is deducted.

SANOFI 2022 HALF-YEAR FINANCIAL REPORT	35

Segment results are shown in the table below:

	June 30, 2022 (6 months)
(€ million)	Pharmaceuticals	Vaccines	Consumer Healthcare	Other (a)	Total
Net sales	14,999	2,198	2,593		19,790
Other revenues	266	707	30	2	1,005
Cost of sales	(3,539)	(1,578)	(890)	(120)	(6,127)
Research and development expenses	(2,442)	(412)	(81)	(212)	(3,147)
Selling and general expenses	(2,748)	(367)	(752)	(1,086)	(4,953)
Other operating income and expenses	(886)	9	113	(24)	(788)
Share of profit/(loss) from investments accounted for using the equity method	22	25	8	—	55
Net income attributable to non-controlling interests	(15)	—	(2)	—	(17)
Business operating income	5,657	582	1,019	(1,440)	5,818
(a)     The “Other” column reconciles segmental results to the total per the consolidated financial statements.
.

	June 30, 2021 (6 months) (a)
(€ million)	Pharmaceuticals	Vaccines	Consumer Healthcare	Other (b)	Total
Net sales	13,196	1,937	2,202	—	17,335
Other revenues	108	461	27	—	596
Cost of sales	(3,404)	(1,254)	(753)	(131)	(5,542)
Research and development expenses	(2,040)	(316)	(69)	(238)	(2,663)
Selling and general expenses	(2,481)	(359)	(700)	(991)	(4,531)
Other operating income and expenses	(465)	120	23	23	(299)
Share of profit/(loss) from investments accounted for using the equity method	13	8	5	—	26
Net income attributable to non-controlling interests	(16)	—	(4)	—	(20)
Business operating income	4,911	597	731	(1,337)	4,902
(a)     Includes the impact of the April 2021 IFRIC agenda decision on the allocation of benefits to service periods, as described in Note A.2.1. to the consolidated financial statements for the year ended December 31, 2021.
(b)    The “Other” column reconciles segmental results to the total per the consolidated financial statements.

	December 31, 2021 (12 months)
(€ million)	Pharmaceuticals	Vaccines	Consumer Healthcare	Other (a)	Total
Net sales	26,970	6,323	4,468	—	37,761
Other revenues	264	1,095	55	—	1,414
Cost of sales	(6,965)	(3,430)	(1,606)	(250)	(12,251)
Research and development expenses	(4,330)	(712)	(153)	(497)	(5,692)
Selling and general expenses	(5,326)	(805)	(1,388)	(2,036)	(9,555)
Other operating income and expenses	(1,172)	128	111	(13)	(946)
Share of profit/(loss) from investments accounted for using the equity method	17	11	11	—	39
Net income attributable to non-controlling interests	(49)	(1)	(5)	(1)	(56)
Business operating income	9,409	2,609	1,493	(2,797)	10,714
(a) The “Other” column reconciles segmental results to the total per the consolidated financial statements.

36	SANOFI 2022 HALF-YEAR FINANCIAL REPORT

The table below, presented in compliance with IFRS 8, shows a reconciliation between “Business operating income” and Income before tax and investments accounted for using the equity method:

(€ million)	June 30, 2022 (6 months)	June 30, 2021 (6 months) (a)	December 31, 2021 (12 months)
Business operating income	5,818	4,902	10,714
Share of profit/(loss) from investments accounted for using the equity method (b)	(55)	(26)	(39)
Net income attributable to non-controlling interests (c)	17	20	56
Amortization and impairment of intangible assets	(997)	(953)	(1,772)
Fair value remeasurement of contingent consideration	(17)	(4)	(4)
Expense arising from the impact of acquisitions on inventories	(3)	—	(4)
Restructuring costs and similar items	(792)	(343)	(820)
Other gains and losses, and litigation	(142)	—	(5)
Operating income	3,829	3,596	8,126
Financial expenses	(189)	(188)	(368)
Financial income	34	28	40
Income before tax and investments accounted for using the equity method	3,674	3,436	7,798
(a)Includes the impacts of the IFRIC agenda decisions of March 2021 (on the costs of configuration and customization of software used under a SaaS contract) and of April 2021 (on the attribution of benefits to periods of service), as described in note A.2.1. to the consolidated financial statements for the year ended December 31, 2021.
(b)Excludes (i) restructuring costs relating to investments accounted for using the equity method and (ii) expenses arising from the impact of acquisitions on investments accounted for using the equity method.
(c)Excludes (i) restructuring costs and (ii) other adjustments attributable to non-controlling interests.

B.20.2. OTHER SEGMENT INFORMATION
The tables below show the split by operating segment of (i) the carrying amount of investments accounted for using the equity method, (ii) acquisitions of property, plant and equipment, and (iii) acquisitions of intangible assets.
The principal investments accounted for using the equity method in the Pharmaceuticals segment are entities majority owned by EUROAPI, MSP Vaccine Company, and Infraserv GmbH & Co. Höchst KG (see Note B.5.).
Acquisitions of intangible assets and property, plant and equipment correspond to acquisitions paid for during the period.

	June 30, 2022 (6 months)
(€ million)	Pharmaceuticals	Vaccines	Consumer Healthcare	Total
Investments accounted for using the equity method	559	109	42	710
Acquisitions of property, plant and equipment	467	197	29	693
Acquisitions of other intangible assets	238	36	7	281

	June 30, 2021 (6 months)
(€ million)	Pharmaceuticals	Vaccines	Consumer Healthcare	Total
Investments accounted for using the equity method	144	70	—	214
Acquisitions of property, plant and equipment	445	196	27	668
Acquisitions of other intangible assets (a)	236	81	6	323
(a)Includes the impacts of the IFRIC agenda decision of March 2021 on the costs of configuration and customization of software used under a SaaS contract, as described in note A.2.1. to the consolidated financial statements for the year ended December 31, 2021.

	December 31, 2021 (12 months)
(€ million)	Pharmaceuticals	Vaccines	Consumer Healthcare	Total
Investments accounted for using the equity method	165	85	—	250
Acquisitions of property, plant and equipment	1,024	382	73	1,479
Acquisitions of other intangible assets	450	108	6	564

SANOFI 2022 HALF-YEAR FINANCIAL REPORT	37

B.20.3. INFORMATION BY GEOGRAPHICAL REGION
The geographical information on net sales provided below is based on the geographical location of the customer.
In accordance with IFRS 8, the non-current assets reported below exclude financial instruments, deferred tax assets, pre-funded pension obligations, and right-of-use assets as determined under IFRS 16.

	June 30, 2022 (6 months)
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	19,790	4,767	1,105	7,875	7,562	7,148
Non-current assets:
•property, plant and equipment	9,767	5,391	2,935	3,246	2,414	1,130
•goodwill	50,555	—	—	—	—	—
•other intangible assets	21,978	6,467	—	14,505	—	1,006

	June 30, 2021 (6 months) (a)
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	17,335	4,472	1,087	6,388	6,088	6,475
Non-current assets:
•property, plant and equipment	9,503	5,874	3,162	2,699	1,996	930
•goodwill	44,979	—	—	—	—	—
•other intangible assets (a)	19,370	7,187	—	10,884	—	1,299
(a)Includes the impacts of the IFRIC agenda decision of March 2021 on the costs of configuration and customization of software used under a SaaS contract, as described in note A.2.1. to the consolidated financial statements for the year ended December 31, 2021.

	December 31, 2021 (12 months)
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	37,761	9,759	2,256	15,075	14,385	12,927
Non-current assets:
•property, plant and equipment	10,028	5,959	3,253	2,998	2,234	1,071
•goodwill	48,056	—	—	—	—	—
•other intangible assets	21,407	7,059	—	13,187	—	1,161
As stated in Note D.5. to the consolidated financial statements for the year ended December 31, 2021, goodwill is not allocated by geographical region.

B.20.4. PRINCIPAL CUSTOMERS AND CREDIT RISK
Sales generated by Sanofi with its biggest customers, in particular certain wholesalers in the United States, represented 27% of net sales in the first half of 2022. Sanofi’s three largest customers respectively accounted for approximately 12%, 8% and 7% of consolidated net sales in the first half of 2022, mostly in the Pharmaceuticals segment (versus approximately 11%, 8% and 5% in the first half of 2021).

38	SANOFI 2022 HALF-YEAR FINANCIAL REPORT

C/ EVENTS SUBSEQUENT TO JUNE 30, 2022
Following clearance from the antitrust authorities, the exclusive licensing rights to Libtayo® have been definitively transferred to Regeneron with effect from July 1, 2022.

SANOFI 2022 HALF-YEAR FINANCIAL REPORT	39